SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                SCHEDULE 13E-3/A

                                 (Rule 13e-100)

           Transaction Statement under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 Thereunder


                                (Amendment No. 1)

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934

                      -------------------------------------
                             HIGH SPEED ACCESS CORP.
                                (Name of Issuer)

                             HIGH SPEED ACCESS CORP.
                          CHARTER COMMUNICATIONS, INC.
                   CHARTER COMMUNICATIONS HOLDING COMPANY, LLC
                      CHARTER COMMUNICATIONS VENTURES, LLC
                                 CC SYSTEMS, LLC
                          VULCAN VENTURES INCORPORATED
                                  PAUL G. ALLEN





                      (Name of Person(s) Filing Statement)

                      -------------------------------------
                                  Common Stock
                         (Title of Class of Securities)

                      -------------------------------------
                                   42979U-102
                      (CUSIP Number of Class of Securities)

                      -------------------------------------

Charles E. Richardson, III            William D. Savoy                          Curtis S. Shaw, Esq.
High Speed Access Corp.               Vulcan Ventures Incorporated              Charter Communications Holding Company, LLC
10901 West Toller Drive               Paul G. Allen                             CC Systems, LLC
Littleton, Colorado 80127             505 Union Station                         Charter Communications Ventures, LLC
(720) 922-5200                        505 Fifth Avenue South, Suite 900         Charter Communications, Inc.
                                      Seattle, WA 98104                         12405 Powerscourt Drive, Suite 100
                                      (206) 342-2000                            St. Louis, Missouri 63131
                                                                                (314) 965-0555

  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           Copy of Communications To:

Howard Chatzinoff, Esq.                   Alvin G. Segel, Esq.                  Leigh P. Ryan, Esq.
Weil, Gotshal & Manges LLP                Irell & Manella LLP                   Paul, Hastings, Janofsky & Walker LLP
767 Fifth Avenue                          1800 Avenue of the Stars              399 Park Avenue, 31st Floor
New York, NY 10153-0019                   Suite 900                             New York, New York 10022
(212) 310-8000                            Los Angeles, CA 90067                 (212) 318-6000
                                          (310) 277-1010

                      -------------------------------------

         This statement is filed in connection with (check the appropriate box):

         a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b.       |_| The filing of a registration statement under the
                      Securities Act of 1933.

         c.       |_| A tender offer.

         d.       |_| None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

         Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

Transaction Valuation $96,889,473.68*   Amount of Filing Fee         $19,377.89

*For purposes of calculating the filing fee only. The filing fee has been calculated in accordance with Rule 0-11 under the Exchange Act and is equal to 1/50 of one percent of the aggregate value of the consideration to be received by the issuer, which consists of a cash payment of $81,100,000 and the transfer of 75,000 shares of the issuer's Series D Convertible Preferred Stock, valued at an aggregate of $15,789,473.68 (or approximately $210.53 per share). The valuation of the shares of Series D Convertible Preferred Stock is based on the per share price to be paid by CC Systems, Inc. to acquire 38,000 such shares from Vulcan Ventures Incorporated in a transaction to occur immediately prior to the transaction described herein.


         |X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

              Amount Previously Paid:       $19,377.89
              Form or Registration No.:     Schedule 14A
              Filing Party:                 High Speed Access Corp.
              Date Filed:                   November 2, 2001

                                  INTRODUCTION

         This Amendment No. 1 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on November 5, 2001 (the "Schedule 13E-3) by High Speed Access Corp., a Delaware corporation ("HSA"), the subject company, and Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holdco"), a subsidiary of Charter Communications, Inc., a Delaware corporation ("CCI").

         This Amendment No. 1 to the Schedule 13E-3 adds CC Systems, Inc., a Delaware limited liability company ("Charter"), and an indirectly wholly owned subsidiary of Charter Holdco, as a filing party to the Schedule 13E-3. Charter became a filing party for purposes of the Schedule 13E-3 as a result of the execution of an Assignment and Consent, dated as of December 20, 2001, by and among Charter Holdco, Charter and Vulcan Ventures Incorporated, a Washington corporation ("Vulcan"), pursuant to which Charter Holdco assigned to Charter (i) Charter Holdco's right to buy the assets specified in the Asset Purchase Agreement, Charter Holdco's right to receive the assignment of various contracts included in the assets to be purchased and Charter Holdco's right to be designated as an "approved company" under a certain services and technology agreement specified in the Asset Purchase Agreement, (ii) Charter Holdco's rights under the license agreement described in the Proxy Statement (defined below), Charter Holdco's rights under the stock purchase agreement described in the Proxy Statement between Vulcan and Charter Holdco concerning the sale of HSA preferred stock by Vulcan to Charter Holdco (the "Stock Purchase Agreement") and
(iii) Charter Holdco's rights under the non-solicitation agreements between Charter Holdco and each of Daniel J. O'Brien and Gregory G. Hodges described in the Proxy Statement. Charter agreed to assume the liabilities and perform the obligations corresponding to the above-described rights. By executing the Assignment and Consent, Vulcan consented to the assignment of the above-described stock purchase agreement by Charter Holdco to Charter. None of the filing parties deems the Amendment and Consent to be a material change in the transactions contemplated by the Asset Purchase Agreement.

         This Amendment No. 1 to the Schedule 13E-3 also adds CCI, Charter Communications Ventures, LLC, a Delaware limited liability company ("Charter Ventures"), Vulcan and Paul G. Allen as filing parties to the Schedule 13E-3.

         CCI became a filing party due to its entry into a Services and Management Agreement, dated as of September 28, 2001 (the "Management Agreement"), pursuant to which CCI agreed to perform certain services previously performed by HSA under certain network services agreements between CCI and HSA. A more complete description of the Management Agreement is set forth in the section of the Proxy Statement entitled "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements With Charter Holdco, Charter And Their Affiliates - Other Agreements Related to The Asset Sale - Management Agreement", which description is incorporated herein by reference.

         Charter Ventures became a filing party due to its entry into a Voting Agreement, dated as of September 28, 2001 (the "Voting Agreement"), pursuant to which Charter Ventures, Vulcan and the directors of HSA agreed to vote the shares of common and preferred stock over which they have voting control in favor of the Asset Purchase Agreement and against any competing proposal. A more complete description of the Voting Agreement is set forth in the section of the Proxy Statement entitled "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS
- Summary of Our Agreements With Charter Holdco, Charter And Their Affiliates - Other Agreements Related to The Asset Sale - Voting Agreement", which description is incorporated herein by reference.

         Vulcan became a filing party due to its entry into the Voting Agreement and Stock Purchase Agreement described above and the Stock Purchase Agreement dated as of November 1, 2001, between Vulcan and HSA (the "Common Stock Purchase Agreement"), pursuant to which HSA agreed to purchase 20,222,139 shares of HSA common stock owned by Vulcan. A more complete description of the Common Stock Purchase Agreement is set forth in the section of the Proxy Statement entitled "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN - Our Agreements with CCI, Charter Ventures and Vulcan -
Common Stock Purchase Agreement", which description is incorporated herein by reference.

         Paul G. Allen became a filing party due to his holding, directly or indirectly, an amount of capital or voting stock of each of CCI, Charter Holdco, Charter, Charter Ventures, Vulcan and HSA such that he is deemed to control each of them.

         Concurrently with the filing of this Schedule 13E-3, HSA is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of HSA at which the stockholders of HSA will consider and vote upon, among other things, a proposal to approve and adopt the Asset Purchase Agreement and related transactions.

         All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

         All information contained in this Schedule 13E-3 concerning any particular filing party has been provided by that filing party.

         The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

         Items 1 through 15 are hereby amended and restated in their entirety to read as follows:

Item 1.       Summary Term Sheet.

              Item 1001

              Summary Term Sheet. The Information contained in the section of the Proxy Statement entitled "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.       Subject Company Information.

              Item 1002

              (a) Name and Address. The name of the subject company is High Speed Access Corp. The information contained in the section of the Proxy Statement entitled "INFORMATION ABOUT HIGH SPEED ACCESS CORP. - Principal Executive Offices" is incorporated herein by reference.

              (b) Securities. The information contained in the section of the Proxy Statement entitled "GENERAL INFORMATION - Record Date and Shares Entitled to Vote" is incorporated herein by reference.

              (c) Trading Market and Price. The information contained in the section of the Proxy Statement entitled "INFORMATION ABOUT HIGH SPEED ACCESS CORP. - Trading Market and Price" is incorporated herein by reference.

              (d) Dividends. The information contained in the section of the Proxy Statement entitled "INFORMATION ABOUT HIGH SPEED ACCESS CORP. - Dividend Policy" is incorporated herein by reference.

              (e) Prior Public Offerings. The information contained in the section of the Proxy Statement entitled "INFORMATION ABOUT HIGH SPEED ACCESS CORP. - Prior Public Offerings" is incorporated herein by reference.

              (f) Prior Stock Purchases. The information contained in the sections of the Proxy Statement entitled "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN - Our Agreements with CCI, Charter Holdco, Charter Ventures and Vulcan" and "OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 3.       Identity and Background of Filing Person

              Item 1003

              (a) Name and Address. The information contained in the sections of the Proxy Statement entitled "INFORMATION ABOUT HIGH SPEED ACCESS CORP. - Principal Executive Offices", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", and "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN - Information about CCI, Charter Holdco, Charter Ventures and Vulcan" is incorporated herein by reference.

              (b) Business and Background of Entities. The information contained in the section of the Proxy Statement entitled "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER VENTURES AND VULCAN
                      - Information about CCI, Charter Holdco, Charter, Charter Ventures and Vulcan" is incorporated herein by reference. None of Charter, CCI, Charter Holdco, Charter Ventures, Vulcan or Paul G. Allen has been convicted in a criminal proceeding during the past 5 years and none has been a party to any judicial or administrative proceeding during the last 5 years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

              (c) Business and Background of Natural Persons. The information contained in the sections of the Proxy Statement entitled "INFORMATION ABOUT HIGH SPEED ACCESS CORP. - Directors and Executive Officers", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER VENTURES AND VULCAN - Information about CCI, Charter Holdco, Charter, Charter Ventures and Vulcan", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN - Relationship of CCI, Charter Holdco, Charter, Charter Ventures and Vulcan with the Company", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN
                      - Directors of CCI, Charter Holdco, Charter and Charter Ventures", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN - Directors and Executive Officers of Vulcan" and "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN - Executive Officers of CCI, Charter Holdco, Charter and Charter Ventures" is incorporated herein by reference. None of the directors, executive officers or control persons of any of HSA, CCI,

                      Charter Holdco, Charter Ventures, Vulcan or Charter, or Paul G. Allen, has been convicted in a criminal proceeding during the past 5 years and none has been a party to any judicial or administrative proceeding during the last 5 years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.       Terms of Transaction.

              Item 1004

              (a)(1)  Material Terms; Tender Offers. Not applicable.

              (a)(2) Material Terms; Mergers or Similar Transactions. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET", "QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL", "SPECIAL FACTORS:
                      RECOMMENDATIONS OF THE BOARD OF DIRECTORS; REASONS FOR THE SALE OF SUBSTANTIALLY ALL OF THE COMPANY'S ASSETS", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Vote Required", "SPECIAL FACTORS: Interests in the Sale of Assets that Differ from Your Interests", "SPECIAL FACTORS:
                      Effects of the Asset Sale", "SPECIAL FACTORS: The Charter Entities' Reasons for the Purchase of Substantially All of the Company's Assets", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates" and "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN - Our Agreements with CCI, Charter Holdco, Charter Ventures and Vulcan" is incorporated herein by reference.

              (b) Purchases. The information contained in the sections of the Proxy Statement entitled "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates - Other Agreements Related to the Asset Sale - Stock Purchase Agreement" and "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER VENTURES AND VULCAN - Our Agreements with
                      CCI, Charter Holdco, Charter Ventures and Vulcan - Common Stock Purchase Agreement" is incorporated herein by reference.

              (c) Different Terms. The information contained in the sections of the Proxy Statement entitled "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates - Other Agreements Related to the Asset Sale", "SPECIAL FACTORS: INTERESTS IN THE SALE OF ASSETS THAT DIFFER FROM YOUR INTERESTS" and "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER VENTURES AND VULCAN - Our Agreements with
                      CCI, Charter Holdco, Charter Ventures and Vulcan - Common Stock Purchase Agreement" is incorporated herein by reference.

              (d) Appraisal Rights. The information contained in the sections of the Proxy Statement entitled "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Vote Required" and "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS
                      - Appraisal Rights" is incorporated herein by reference.

              (e) Provisions for Unaffiliated Security Holders. None of HSA, Charter Holdco, CCI, Charter Ventures, Charter or Vulcan have made any provisions in connection with this transaction to grant unaffiliated security holders access to any of their corporate files or to obtain counsel or appraisal services at the expense of any of them. However, if shareholders have questions about the Proxy Statement, they may contact GeorgesonShareholder and the information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL" is incorporated herein by reference.

              (f)     Eligibility for Listing or Trading.  Not applicable.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements.

              Item 1005

              (a) Transactions. The transactions between Charter Holdco, CCI, Charter Ventures, Charter, Vulcan or Paul G. Allen and/or any of their respective executive officers and directors, on one hand, and HSA, on the other hand, other than as described in Items 5(b) and (c) below, are described in the information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS: Background of the Company's Decision to Sell Substantially All of Its Assets", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN - Our Agreements with CCI, Charter Holdco, Charter, Charter Ventures and Vulcan" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS", which is incorporated herein by reference.

              (b),(c) Significant Corporate Events; Negotiations or Contacts.
                      The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS: Background of the Company's Decision to Sell Substantially All of Its Assets", "SPECIAL FACTORS: Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company's Assets", "SPECIAL FACTORS: The Charter Entities' Reasons for the Purchase of Substantially All of the Company's Assets", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates" and "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN - Our Agreements with CCI, Charter Holdco, Charter Ventures and Vulcan" is incorporated herein by reference.

              (e) Agreements Involving HSA's Securities. The information contained in the sections of the Proxy Statement entitled "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates - The Asset Purchase Agreement", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates - Other Agreements Related to the Asset Sale - Voting Agreement", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates - Other Agreements Related to the Asset Sale - Stock Purchase Agreement", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN -- Our Agreements with CCI, Charter, Charter Ventures and Vulcan - Common Stock Purchase Agreement", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER VENTURES AND VULCAN -- Our Agreements with CCI, Charter Holdco, Charter, Charter Ventures and

                      Vulcan - Preferred Stock Purchase Agreement", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER VENTURES AND VULCAN
                      -- Our Agreements with CCI, Charter Holdco, Charter, Charter Ventures and Vulcan - Operating Agreements" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans or Proposals.

              Item 1006

              (b) Use of Securities Acquired. The information contained in the sections of the Proxy Statement entitled "PROPOSAL:
                      THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates - The Asset Purchase Agreement", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates - Other Agreements Related to the Asset Sale - Assignment and Consent", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates - Other Agreements Related to the Asset Sale - Stock Purchase Agreement" and "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER VENTURES AND VULCAN - Our Agreements with
                      CCI, Charter Holdco, Charter Ventures and Vulcan" is incorporated herein by reference.

              (c)(1)-(8) Plans. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL", "SUMMARY TERM SHEET", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS
                          - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates", "SPECIAL FACTORS: Plans after the Sale of Substantially All of Our Assets", "SPECIAL FACTORS: Distribution", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Nasdaq Listing", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN - Our Agreements with CCI, Charter Holdco, Charter Ventures and Vulcan", "INFORMATION ABOUT HIGH SPEED ACCESS CORP. -- Overview", "INFORMATION ABOUT HIGH SPEED ACCESS CORP.
                          - Recent Developments", "INFORMATION ABOUT HIGH SPEED ACCESS CORP. - Our Business After the Closing", "INFORMATION ABOUT HIGH SPEED ACCESS CORP. - Other Business Opportunities; Possible Dissolution" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" is incorporated herein by reference.

Item 7.       Purposes, Alternatives, Reasons and Effects.

              Item 1013

              (a)-(c) Purposes; Alternatives; Reasons. The information
                      contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL", "SUMMARY TERM SHEET", "SPECIAL FACTORS: Background of the Company's Decision to Sell Substantially All of Its Assets", "SPECIAL FACTORS: Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company's Assets", "SPECIAL FACTORS: Opinions of Financial Advisors", "INFORMATION ABOUT HIGH SPEED ACCESS CORP. -- Overview", "SPECIAL FACTORS: The Charter

                      Entities' Reasons for the Purchase of Substantially All of the Company's Assets" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                      - Liquidity and Capital Resources" is incorporated herein by reference.

              (d) Effects. The information contained in the sections of the Proxy Statement entitled "SPECIAL FACTORS: Plans after the Sale of Substantially All of Our Assets", "SPECIAL
                      FACTORS: Distribution", "SPECIAL FACTORS: Effects of the Asset Sale", "SPECIAL FACTORS: Interests in the Sale of Assets that Differ from Your Interests", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Nasdaq Listing", "INFORMATION ABOUT HIGH SPEED ACCESS CORP. - Our Business After the Closing", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER VENTURES AND VULCAN
                      - Our Agreements with CCI, Charter Holdco, Charter, Charter Ventures and Vulcan" and "SPECIAL FACTORS:
                      Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company's Assets" is incorporated herein by reference.

Item 8.       Fairness of the Transaction

              Item 1014

              (a),(b) Fairness; Factors Considered in Determining Fairness.
                      The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL--What steps did the board of directors take to ensure that the sale of assets is fair to the company and our stockholders?", "SUMMARY TERM SHEET", "SPECIAL
                      FACTORS: Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company's Assets", "SPECIAL FACTORS: Opinions of Financial Advisors", "SPECIAL FACTORS: Position of the Company as to the Fairness to Stockholders Unaffiliated with Charter and Vulcan of the Sale of Substantially All of the Assets" and "Special Factors: Position of the Charter Entities as to the Fairness to Stockholders Unaffiliated With any of the Charter Entities or Vulcan of the Sale of Substantially All of the Company's Assets and the Management Agreement With CCI and the Position of Vulcan as to the Fairness to Stockholders Unaffiliated With any of the Charter Entities or Vulcan of the Common Stock Purchase From Vulcan" is incorporated herein by reference.

              (c) Approval of Security Holders. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET", "QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL", and "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS
                      - Vote Required" is incorporated herein by reference.

              (d) Unaffiliated Representative. The information contained in the sections of the Proxy Statement entitled "SPECIAL
                      FACTORS: Opinions of Financial Advisors" and "SPECIAL
                      FACTORS: Position of the Company as to the Fairness to Stockholders Unaffiliated with Charter and Vulcan of the Sale of Substantially All of the Assets" is incorporated herein by reference.

              (e) Approval of Directors. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL - What steps did the board of directors take to ensure that the sale of assets is fair to the company?", "SPECIAL FACTORS: Background of the Company's Decision to Sell Substantially All of Its Assets" and "SPECIAL FACTORS: Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company's Assets" is incorporated herein by reference.

              (f)     Other Offers. Not applicable.

Item 9.       Reports, Opinions, Appraisals and Negotiations.

              Item 1015

              (a)-(c) Report, Opinion or Appraisal; Preparer and Summary
                      of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections of the Proxy Statement entitled "QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL - What steps did the board of directors take to ensure that the sale of assets is fair to the Company?", "SPECIAL FACTORS: Background of the Company's Decision to Sell Substantially All of the Assets", "SPECIAL FACTORS: Position of the Company as to the Fairness to Stockholders Unaffiliated with Charter and Vulcan of the Sale of Substantially All of the Assets" and "SPECIAL FACTORS: Opinions of Financial Advisors", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN
                      - Merrill Lynch Fairness Opinion" and the fairness opinions attached as Annexes B, C and D to the Proxy Statement are incorporated herein by reference.

Item 10.      Source and Amounts of Funds or Other Consideration.

              Item 1007

              (a),(b),(d)  Source of Funds; Conditions; Borrowed Funds.
                           The information contained in the sections of the Proxy Statement entitled INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, Charter Ventures and Vulcan - Charter Holdco's and Charter's Financing For the Asset Purchase Transaction" is incorporated herein by reference.

              (c) Expenses. The information contained in the section of the Proxy Statement entitled "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Transaction Expenses" is incorporated herein by reference.

Item 11.      Interest in Securities of the Subject Company.

              Item 1008

              (a) Securities Ownership. The information contained in the sections of the Proxy Statement entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER VENTURES AND VULCAN
                      - Information about CCI, Charter Holdco, Charter, Charter Ventures and Vulcan" and "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN - Relationship of CCI, Charter Holdco, Charter Ventures and Vulcan with the
                      Company" is incorporated herein by reference.

              (b)     Securities Transactions.  None.

Item 12.      The Solicitation or Recommendation.

              Item 1012

              (d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET - Voting Agreement", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Vote Required", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates - Voting Agreement", "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates - Other Agreements Related to the Asset Sale - Stock Purchase Agreement" and "INFORMATION ABOUT CCI, CHARTER HOLDCO, CHARTER, CHARTER VENTURES AND VULCAN AND THE COMPANY'S RELATIONSHIP WITH CCI, CHARTER HOLDCO, CHARTER VENTURES AND VULCAN - Our Agreements with
                      CCI, Charter Holdco, Charter Ventures and Vulcan
                      - Common Stock Purchase Agreement" is incorporated herein by reference.

              (e) Recommendations of Others. The information contained in the sections of the Proxy Statement entitled "SPECIAL
                      FACTORS: Recommendations of the Board of Directors; Reasons for the Sale of Substantially All of the Company's Assets", "SPECIAL FACTORS: Position of the Charter Entities as to the Fairness to Stockholders Unaffiliated With any of the Charter Entities or Vulcan of the Sale of Substantially All of the Company's Assets and the Management Agreement With CCI and the Position of Vulcan as to the Fairness to Stockholders Unaffiliated With any of the Charter Entities or Vulcan of the Common Stock Purchase From Vulcan" and "SPECIAL FACTORS: The Charter Entities' Reasons for the Purchase of Substantially All of the Company's Assets" is incorporated herein by reference.

Item 13.      Financial Statements.

              Item 1010

              (a) Financial Information. The information contained in the sections of the Financial Statements entitled "Consolidated Balance Sheets as of December 31, 2000 and 1999", "Consolidated Statements of Operations for the years ended December 31, 2000 and 1999 and the period April 3, 1998 (Inception) to December 31, 1998", "Consolidated Statements of Comprehensive Loss for the years ended December 31, 2000 and 1999 and the period April 3, 1998 (Inception) to December 31, 1998", "Consolidated Statement of Stockholders' Equity (Deficit) for the period April 3, 1998 (Inception) to December 31, 1998 and the years ended December 31, 1999 and 2000", "Consolidated Statements of Cash Flows for the years ended December 31, 2000 and 1999 and the period April 3, 1998 (Inception) to December 31, 1998" and "Notes to Consolidated Financial Statements "on pages F-19 through F-38 of the Proxy Statement are incorporated herein by reference. The information contained in the sections of the Proxy Statement entitled "SELECTED FINANCIAL DATA", and the information contained in the sections of the Proxy Statement entitled "Condensed Consolidated Balance Sheets as of September 30, 2001 and December 31, 2000", "Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2001 and 2000", "Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2001 and 2000" and "Notes to Condensed Consolidated Financial Statements" on pages F-39 through F-49 of the Proxy Statement are incorporated herein by reference.

              (b) Pro-Forma Information. The information contained in the sections of the Financial Statements entitled "Unaudited Pro Forma Condensed Consolidated Financial Information", "Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information", "Unaudited Financial Statements of Business Disposition" and "Notes to Unaudited Business

                      Disposition Financial Statements" on pages F-2 through F-17 of the Proxy Statement are incorporated herein by reference.

Item 14.      Persons/Assets, Retained, Employed, Compensated or Used.

              Item 1009

              (a),(b) Solicitations or Recommendations; Employees and
                      Corporate Assets. The information contained in the sections of the Proxy Statement entitled "GENERAL INFORMATION -- Solicitation of Proxies", "QUESTIONS AND ANSWERS RELATING TO THE PROPOSAL -- Who can help answer my questions?" and "PROPOSAL: THE SALE OF SUBSTANTIALLY ALL OF OUR ASSETS - Summary of Our Agreements with Charter Holdco, Charter and Their Affiliates" is incorporated herein by reference.

Item 15.      Additional Information.

              Item 1011

              (b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.      Exhibits.

              Item 1016.

                            Item 16 of the Schedule 13E-3 is hereby amended by adding the following thereto:

              (a)(2) Preliminary Proxy Statement filed by High Speed Access Corp. with the Securities and Exchange Commission on December 21, 2001, is incorporated herein by reference.

              (b)(1) Credit Agreement, dated as of March 18, 1999, between Charter Communications Operating, LLC, and certain lenders and agents named therein (Incorporated by reference to Amendment No. 2 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on June 22, 1999 (File No. 333-77499))

              (b)(2) First Amendment to Credit Agreement dated as of June 28, 1999 between Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein (Incorporated by reference to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351))

              (b)(3) Second Amendment to Credit Agreement dated as of December 14, 1999 between Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein (Incorporated by reference to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351))

              (b)(4) Third Amendment to Credit Agreement dated as of March 18, 2000, between Charter Communications Operating, LLC, Charter Communications, LLC and certain lenders and agents named therein (Incorporated by reference to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 333-

                      83887))

              (b)(5) Form of Credit Agreement, dated as of June 30, 1998, as Amended and Restated as of November 12, 1999, among Falcon Cable Communications, LLC, certain guarantors and several financial institutions or entities named therein (Incorporated by reference to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887))

              (d)(5) Assignment and Consent, dated as of December 20, 2001, between Charter Communications Holding Company, LLC, CC Systems, LLC and Vulcan Ventures Incorporated (Incorporated by reference to Exhibit 10.6 to Amendment No. 8 to the Schedule 13D filed by Charter Communications, Inc. and certain affiliates on December 21, 2001).

              Misc.   Power of Attorney  of Paul G. Allen,  dated as of December
                      12, 2001, naming William D. Savoy, Joseph D. Franzi and Allen D. Israel as attorneys-in-fact.

                                   SIGNATURES

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2001      HIGH SPEED ACCESS CORP.

                             By:   /s/ Daniel J. O'Brien
                                   ------------------------------------------
                                    Name:  Daniel J. O'Brien
                                    Title: President, Chief Executive Officer
                                           and Director


                             CHARTER COMMUNICATIONS HOLDING COMPANY, LLC

                             By:   /s/ Curtis S. Shaw
                                   ------------------------------------------
                                    Name:  Curtis S. Shaw
                                    Title: Senior Vice President, General
                                           Counsel and Secretary


                             CC SYSTEMS, LLC

                             By:   /s/ Curtis S. Shaw
                                   ------------------------------------------
                                    Name:  Curtis S. Shaw
                                    Title: Senior Vice President, General
                                           Counsel and Secretary


                             CHARTER COMMUNICATIONS VENTURES, LLC

                             By:   /s/ Curtis S. Shaw
                                   ------------------------------------------
                                   Name:  Curtis S. Shaw
                                   Title: Senior Vice President, General
                                           Counsel and Secretary


                             CHARTER COMMUNICATIONS, INC.

                             By:   /s/ Curtis S. Shaw
                                   ------------------------------------------
                                   Name:  Curtis S. Shaw
                                   Title: Senior Vice President, General
                                          Counsel and Secretary

                             VULCAN VENTURES INCORPORATED

                             By:   /s/ William D. Savoy
                                   ------------------------------------------
                                   Name:  William D. Savoy
                                   Title: President


                             PAUL G. ALLEN

                             By:   /s/ William D. Savoy
                                   ------------------------------------------
                             William D. Savoy as Attorney in Fact for
                             Paul G. Allen pursuant to a Power of Attorney filed herewith.

                                  EXHIBIT INDEX


         The Exhibit Index for the Schedule 13E-3 is hereby amended by adding the following thereto:


              (a)(2) Preliminary Proxy Statement filed by High Speed Access Corp. with the Securities and Exchange Commission on December 21, 2001, is incorporated herein by reference.

              (b)(1) Credit Agreement, dated as of March 18, 1999, between Charter Communications Operating, LLC, and certain lenders and agents named therein (Incorporated by reference to Amendment No. 2 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on June 22, 1999 (File No. 333-77499))

              (b)(2) First Amendment to Credit Agreement dated as of June 28, 1999 between Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein (Incorporated by reference to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351))

              (b)(3) Second Amendment to Credit Agreement dated as of December 14, 1999 between Charter Communications Operating, LLC, Charter Communications Holdings LLC and certain lenders and agents named therein (Incorporated by reference to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on January 25, 2000 (File No. 333-95351))

              (b)(4) Third Amendment to Credit Agreement dated as of March 18, 2000, between Charter Communications Operating, LLC, Charter Communications, LLC and certain lenders and agents named therein (Incorporated by reference to the annual report on Form 10-K filed by Charter Communications, Inc. on March 30, 2000 (File No. 333-83887))

              (b)(5) Form of Credit Agreement, dated as of June 30, 1998, as Amended and Restated as of November 12, 1999, among Falcon Cable Communications, LLC, certain guarantors and several financial institutions or entities named therein (Incorporated by reference to Amendment No. 3 to the registration statement on Form S-1 of Charter Communications, Inc. filed on October 18, 1999 (File No. 333-83887))

              (d)(5) Assignment and Consent, dated as of December 20, 2001, between Charter Communications Holding Company, LLC, CC Systems, LLC and Vulcan Ventures Incorporated (Incorporated by reference to Exhibit 10.6 to Amendment No. 8 to the Schedule 13D filed by Charter Communications, Inc. and certain affiliates on December 21, 2001).

              Misc. Power of Attorney of Paul G. Allen, dated as of December 12, 2001, naming William D. Savoy, Joseph D. Franzi and Allen D. Israel as attorneys-in-fact.

                                                                           Misc.

                                POWER OF ATTORNEY

         The undersigned does hereby constitute and appoint each of William D. Savoy, Joseph D. Franzi and Allen D. Israel, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates him to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, with respect to High Speed Access Corporation, a Delaware corporation ("HSA"), whether in respect of the ownership of equity securities of HSA held by the undersigned, directly, indirectly or beneficially, or otherwise. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 13(e) of the Exchange Act and the rules and regulations thereunder. This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of December, 2001.

                                                         /s/ Paul G. Allen
                                                      --------------------------
                                                          Paul G. Allen